UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-266462 and 333-212916

Synovus Financial Corp.
(Exact name of Issuer as specified in its charter)

c/o Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.)
3400 Overton Park Drive
Atlanta, GA  30339
(706) 641-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.168% Fixed Rate/Floating Rate Senior Notes, due 2030
5.900% Fixed-to-Fixed Rate Subordinated Notes due 2029
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:*

•	6.168% Fixed Rate/Floating Rate Senior Notes due 2030: 38
•	5.900% Fixed-to-Fixed Rate Subordinated Notes due 2029: 51

* As previously disclosed, on July 24, 2025, Synovus Financial Corp., a Georgia corporation (“Synovus”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.), a Georgia corporation (“New Pinnacle”), and Pinnacle Financial Partners, Inc., a Tennessee corporation (“Legacy Pinnacle”).  On January 1, 2026, pursuant to the terms of the Merger Agreement, Synovus and Legacy Pinnacle each simultaneously merged with and into New Pinnacle, with New Pinnacle continuing as the surviving corporation and changing its name to Pinnacle Financial Partners, Inc. (such mergers, collectively, the “Merger”).  At the effective time of the Merger (the “Effective Time”), New Pinnacle and The Bank of New York Mellon, N.A. (“BNY”), as trustee under each of the Series (as defined below), entered into supplemental indentures (collectively, the “Synovus Supplemental Indentures”) with respect to each of Synovus’: (a) 6.168% Fixed Rate/Floating Rate Senior Notes due 2030 and (b) 5.900% Fixed-to-Fixed Rate Subordinated Notes due 2029 (each, a “Series” and collectively, the “Synovus Indenture Debt”) issued pursuant to, as applicable, (i) the Senior Indenture, dated as of February 13, 2012, between Synovus, as issuer, and BNY, as trustee (as previously supplemented, amended or otherwise modified, the “Synovus Senior Indenture”) and (ii) the Subordinated Indenture, dated as of December 7, 2015, between Synovus, as issuer, and BNY, as trustee (as previously supplemented, amended or otherwise modified, the “Synovus Subordinated Indenture”, and together with the Synovus Senior Indenture, the “Synovus Indentures”).  Pursuant to the Synovus Supplemental Indentures, New Pinnacle assumed all of Synovus’ obligations in respect of each Series of Synovus Indenture Debt and under the Synovus Indentures.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pinnacle Financial Partners, Inc., as successor by merger to Synovus Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PINNACLE FINANCIAL PARTNERS, INC.
as successor by merger to Synovus Financial Corp.

Date: January 12, 2026	By:	/s/ Allan E. Kamensky
	Name:	Allan E. Kamensky
	Title:	Executive Vice President and Chief Legal Officer